Exhibit 97
CLAWBACK POLICY:  RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION
I. BACKGROUND
Koninklijke Philips N.V. (the “Company”) has adopted this Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation (this “Policy”) to provide for the recovery or “clawback” of excess Incentive-Based Compensation earned by current or former Executive Officers (as that term is defined in Section 303A.14 of the NYSE Listed Company Manual, and on the date hereof being the members of the Company’s Board of Management (the “Board of Management”)) in the event of a required Restatement (each, as defined herein)*).
For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. “Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) total shareholder return (“TSR”). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
II. STATEMENT OF POLICY
The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).
The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “V. Exceptions” herein.
III. SCOPE OF POLICY
This Policy applies to all Incentive-Based Compensation received by a member of the Board of Management:
•after beginning service as a member of the Board of Management,
•who served as a member of the Board of Management at any time during the performance period for that Incentive-Based Compensation,
•while the Company has its ordinary shares listed on the New York Stock Exchange (“NYSE”), and during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period")**).
For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.
For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:
•the date the Board of Management and/or the Supervisory Board conclude or reasonably should have concluded, that the Company is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
IV. AMOUNT SUBJECT TO RECOVERY
The amount of Incentive-Based Compensation subject to this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
For Incentive-Based Compensation based on stock price or TSR, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.
V. EXCEPTIONS
The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and a majority of the independent directors serving on the Supervisory Board has made a determination that recovery would be impracticable:

A. Direct Expense Exceeds Recoverable Amount.The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE.
B. Violation of Dutch Law.Recovery would violate Dutch law where that law was adopted prior to November 28, 2022***); provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of Dutch law, the Company shall obtain an opinion of Dutch counsel, acceptable to NYSE, that recovery would result in such a violation, and shall provide such opinion to NYSE.
C.  Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
VI. PROHIBITION AGAINST INDEMNIFICATION
The Company shall not indemnify any current or former member of the Board of Management against the loss of erroneously awarded Incentive-Based Compensation.
VII. DISCLOSURE
The Company shall file all disclosures with respect to recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission filings.
VIII. EFFECTIVENESS
This Policy shall be effective as of December 1, 2023. This Policy is in addition to any other policy of the Company concerning the recovery of excess Incentive-Based Compensation earned by current or former members of the Board of Management or contractual clawback provisions in the services contracts between the Company and members of the Board of Management in the event of a required Restatement.
*) This Policy is intended to comply with the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standard”). To the extent that any provision in this Policy is ambiguous as to its compliance with the Listing Standard or to the extent any provision in this Policy must be modified to comply with the Listing Standard, such provision will be read, or will be modified, as the case may be, in such a manner so that all applicable provisions under this Policy comply with the Listing Standard.
**)Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023, being the effective date of NYSE’s Listing Standard.
***)This includes the contractual clawback provisions in the services contracts between the Company and members of the Board of Management entered into prior to such date